Filed by SpectraSite, Inc.
                                Pursuant to Rule 425 under the Securities Act of
                                  1933 and Deemed Filed under Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                              Subject Company: SpectraSite, Inc.
                                                   Commission File No. 001-31769


                                SPECTRASITE, INC.
                            400 REGENCY FOREST DRIVE
                                 CARY, NC 27511




July 18, 2005


Dear Stockholder:

Proxy material for our Special Meeting of Stockholders to approve the merger with American Tower Corporation was mailed to you a few weeks ago. Our records indicate that we have not yet received your signed proxy card or electronic vote.

Your vote is important. With the Special Meeting now only a short time away, please act today to be sure your shares are voted in accordance with your wishes. You can vote by telephone, Internet or mail. For your convenience, a duplicate proxy card and return envelope are enclosed, along with telephone and Internet voting instructions.

If you already have voted, we thank you for your prompt response. If you have not voted, we encourage you to do so without delay. Your vote is needed and valued, regardless of the number of shares you own. In the event that two proxies are received from you, the one bearing the latest date will be counted, as it automatically revokes all prior proxies.

Thank you for voting!


--------------------------------------------------------------------------------

                             YOUR VOTE IS IMPORTANT

             If you have any questions, or need assistance in voting
                  your shares, please call our proxy solicitor

                               MORROW & CO., INC.
                          TOLL-FREE, AT (800) 607-0088

--------------------------------------------------------------------------------


CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Statements in this letter regarding the proposed merger between American Tower and SpectraSite, the expected timing of related transactions and the expected timetable for completing the merger constitute forward-looking statements within the meaning of the Private Securities

Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of American Tower's and SpectraSite's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of American Tower and SpectraSite stockholders to approve the transaction; and the ability of American Tower to successfully integrate SpectraSite's operations and employees. Additional factors that may affect future results are contained in American Tower's and SpectraSite's filings with the Securities and Exchange Commission ("SEC"), including each company's Annual Report on Form 10-K for the year ended December 31, 2004, which are available at the SEC's website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and American Tower and SpectraSite disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this letter.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, on June 15, 2005, American Tower filed with the SEC its Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, which was declared effective on June 16, 2005. INVESTORS AND SECURITY HOLDERS OF AMERICAN TOWER AND SPECTRASITE ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN TOWER, SPECTRASITE, THE PROPOSED TRANSACTION AND RELATED MATTERS. The final Joint Proxy Statement/Prospectus will be mailed to stockholders of American Tower and SpectraSite. Investors and security holders of American Tower and SpectraSite may obtain copies of the Registration Statement and the Joint Proxy Statement/Prospectus, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about American Tower and SpectraSite, without charge, at the SEC's website http://www.sec.gov. Complimentary copies of these documents may also be obtained from American Tower by directing a request to American Tower Corporation, Investor Relations, 116 Huntington Ave, Boston, MA 02116 or from SpectraSite by directing a request to SpectraSite at SpectraSite, Inc., 400 Regency Forest Drive, Cary, NC 27511, Attention: Secretary.

PARTICIPANTS IN SOLICITATION

American Tower, SpectraSite and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from American Tower and SpectraSite stockholders in respect of the proposed transaction. Information regarding American Tower's participants is available in American Tower's Annual Report on Form 10-K for the year ended December 31, 2004, and the proxy statement, dated April 27, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC. Information regarding SpectraSite's participants is available in SpectraSite's Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement, dated March 31, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC. Additional information regarding the interests of such participants is included in the Registration Statement containing the Joint Proxy Statement/Prospectus filed with the SEC.